November 16, 2022

Via Edgar

Ms. Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Re:	U Power Limited

Draft Registration Statement on Form F-1

Submitted August 12, 2022

CIK No. 0001939780

Dear Ms. Purnell:

This letter is in response to the letter dated September 8, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to U Power Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A draft registration statement on Form F-1 (the “DRS”) is being confidentially filed to accompany this letter.

Draft Registration Statement on Form F-1 Submitted August 12, 2022

General

1.	Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

Response: We acknowledge Staff’s comment and revised the cover page, prospectus summary, and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

2.	Please disclose whether and how your business segments, products, lines of service, projects or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or delayed projects;

●	experience labor shortages that impact your business;

●	experience cybersecurity attacks in your supply chain;

●	experience higher costs due to constrained capacity or increased commodity prices, shipping costs or challenges sourcing materials;

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: We acknowledge Staff’s comment and updated the disclosure on page 66 to disclose how our business segments, projects and operations were materially impacted by supply chain disruptions and the efforts we undertook to mitigate the impact.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response: We respectfully note the Staff’s comment and advise the Staff that we will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page, page i

4.	You disclose that you are not a Chinese operating company, but rather a holding company incorporated in the Cayman Islands with no material operations of your own, and you conduct a substantial majority of your operations through your operating entities established in the People’s Republic of China. Please disclose that this structure involves unique risks to investors. Also, provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Refer to Comment one in the Dear Issuer Letter found at https://www.sec.gov/corpfin/sample-letter-china- based-companies.

Response: We acknowledge Staff’s comment and revised the cover page to disclose that this structure involves unique risks to investors and provide a cross-reference to our detailed discussion of risks facing the company and the offering as a result of this structure.

Summary of Risk Factors, page 5

5.	Your Summary of Risk Factors section currently exceeds two pages. Please revise your risk factor summary to be no more than two pages and to discuss the principal factors that make an investment in you or in the offering speculative or risky. For guidance, please refer to Item 105(b) of regulation S-K.

Response: We acknowledge Staff’s comment and revised the summary of risk factors. However, we understand that we are required to include in the summary all risk factors related to doing business in China, which, together with certain other material risks we believe should also be included in the summary, cannot be contained in two pages. We respect your further guidance in this regard.

Intense competition for employees and increases in labor costs in the PRC may adversely affect our business and results of operations., page 37

6.	Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: We acknowledge Staff’s comment and updated our disclosure on page 38 to identify actions planned to mitigate inflationary pressures.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC